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                                                                       EXHIBIT 3


                             [MICRODYNE LETTERHEAD]


                                                                December 9, 1998


Dear Stockholders:


     I am pleased to inform you that Microdyne Corporation has signed a merger agreement with L-3 Communications Corporation under which a subsidiary of L-3 has commenced a tender offer to purchase all of the outstanding Microdyne shares at $5.00 per share in cash. The tender offer will be followed by a merger of the subsidiary into Microdyne in which each remaining Microdyne share will be converted into the right to receive $5.00 per share in cash.

     After careful consideration, your Board of Directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to, and in the best interests of, Microdyne's stockholders. Accordingly, the Board of Directors unanimously recommends that all stockholders accept the offer and tender their shares pursuant to the offer.

     In arriving at its determination and recommendation, the Board of Directors gave careful consideration to the factors described in the attached
Schedule 14D-9, including the opinion of The Robinson-Humphrey Company, LLC, dated December 3, 1998, to the effect that the cash consideration to be received by Microdyne's stockholders in the tender offer and the merger is fair, from a financial point of view, to the Microdyne's stockholders. Additional information with respect to the Board of Directors' decision is contained in the attached Schedule 14D-9, and we urge you to consider this information carefully.

     In addition to the attached Schedule 14D-9, we also enclose L-3's Offer to Purchase, dated December 9, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the offer.


                                        Sincerely,

                                        Philip T. Cunningham
                                        Chairman of the Board of Directors